                                                                   Exhibit 99(b)

NEWS RELEASE
                                                     Cleveland-Cliffs Inc
                                                     1100 Superior Avenue
                                                     Cleveland, Ohio  44114-2589
 .



                            CLEVELAND-CLIFFS REPORTS
                           1998 THIRD QUARTER EARNINGS
                           ---------------------------


        Cleveland, OH -- October 21, 1998 -- Cleveland-Cliffs Inc (NYSE:CLF) today reported 1998 third quarter earnings of $20.1 million, or $1.78 per diluted share. Comparable earnings, before special items, in the third quarter of 1997 were $15.5 million, or $1.36 per diluted share. Net income for the third quarter of 1997 included a $5.6 million tax credit resulting from the settlement of prior years' tax issues.

        Earnings for the first nine months of 1998 were $37.5 million, or $3.30 per diluted share. Comparable earnings, before special items, in the first nine months of 1997 were $28.6 million, or $2.50 per diluted share. Net income for the first nine months of 1997 included the $5.6 million special tax credit recorded in the third quarter and an after-tax credit of $2.8 million resulting from the second quarter reversal of an excess accrual for closedown obligations of the Savage River Mine in Australia.

Following is a summary of results:

                                                                       (In Millions, Except Per Share)
                                                                       -------------------------------
                                                                  Third Quarter          First Nine Months
                                                                  -------------          -----------------
                                                                1998        1997          1998        1997
                                                                ----        ----          ----        ----

Income Before Special Items:
     Amount                                                    $20.1        $15.5        $37.5        $28.6
     Per Share (Basic)                                          1.80         1.37         3.33         2.52
     Per Share (Diluted)                                        1.78         1.36         3.30         2.50
Special Items:
     Amount                                                       --          5.6           --          8.4
     Per Share (Basic)                                            --          .49           --          .74
     Per Share (Diluted)                                          --          .49           --          .74
Net Income:
     Amount                                                     20.1         21.1         37.5         37.0
     Per Share (Basic)                                          1.80         1.86         3.33         3.26
     Per Share (Diluted)                                        1.78         1.85         3.30         3.24


        The $4.6 million, or 30 percent, increase in third quarter earnings, before special items, was mainly due to higher North American sales volume and price realization, higher royalties and management fees, lower administrative expenses and a lower effective tax rate. Partly offsetting were higher ferrous metallics and international development expenses and an increase in the reserve for accounts receivable.

        The $8.9 million, or 31 percent, increase in nine-month earnings, before special items, was principally due to higher North American sales volume and price realization, higher royalties and management fees, lower interest expense and a lower effective tax rate. Partly offsetting were higher ferrous metallics and international development expenses and non-recurring 1997 Savage River earnings. Savage River, which produced its last iron ore pellets in December, 1996, earned $2.9 million in the first nine months of 1997 on sales of its remaining inventory.

        Cliffs' North American iron ore pellet sales in the third quarter of 1998 were a record 4.4 million tons, a 26 percent increase from the 3.5 million tons sold in the third quarter of 1997. Sales of 9.0 million tons in the first nine months of 1998 were also a record and 36 percent higher than the 6.6 million tons sold in the first nine months of 1997.

        As a result of deteriorating conditions in the North American steel industry, full year 1998 sales are expected to be lower than previously estimated, but should be between 12.0 and 12.5 million tons. This would establish a new record, exceeding the 10.4 million tons sold in 1997 and the previous record of 11.0 million tons sold in 1996. Fourth quarter 1998 sales will be lower than the 3.8 million tons sold in the fourth quarter of 1997.

        On September 28, 1998, Acme Metals Incorporated, a partner in the Cliffs-managed Wabush Mine in Canada and an iron ore customer, petitioned for protection under Chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, Cliffs had a $1.2 million trade receivable from Acme. In recognition of growing concerns about steel industry conditions, a $1.2 million charge ($.9 million after-tax) was recorded in September, to raise the total reserve for trade receivables to $2.2 million. Since its filing, Acme has maintained operations with debtor-in-possession financing and has continued its relationship with Cliffs. Iron ore sales to Acme have historically accounted for less than 5 percent of Cliffs' annual sales volume.

        Administrative expenses decreased by $2.0 million in the third quarter of 1998 versus 1997 principally due to the lower cost of Performance Share grants, a key component of senior management compensation. Lower interest expense in the third quarter and first nine months resulted from increased capitalization of interest on Cliffs' share of construction costs of the Cliffs and Associates Limited reduced iron project. Other expenses were higher in both periods due to increased costs of ferrous metallics and international development activities and the $1.2 million increase in the reserve for accounts receivable.

        Cliffs-managed mines produced 10.8 million tons of iron ore pellets in the third quarter of 1998 compared with 10.0 million tons in 1997. Nine-month production was 30.2 million tons in 1998, up from 29.2 million tons in 1997. For the full year 1998, the six mines are expected to produce a record 40.3 million tons, with Cliffs' share being a record 11.5 million tons. In 1997, the mines produced 39.6 million tons, with Cliffs' share being 10.9 million tons. The increases in 1998 are mainly due to higher production at the Tilden Mine. Following is a summary of 1998 production tonnage by mine:


                                                                      (In Millions)
                                           --------------------------------------------------------------
                                                 Nine Month                             Full Year
                                                   Actual                               Estimate
                                           -------------------------             ------------------------
                                           Total       Cliffs' Share             Total       Cliffs' Share
                                           -----       -------------             -----       -------------
         Empire                               6.1            1.4                   8.3            1.9
         Hibbing                              5.9             .9                   7.8            1.2
         LTV Steel Mining                     5.5             --                   7.2             --
         Northshore                           3.2            3.2                   4.3            4.3
         Tilden                               5.0            2.0                   6.8            2.8
         Wabush                               4.5            1.0                   5.9            1.3
                                             ----            ---                  ----           ----
                                             30.2            8.5                  40.3           11.5
                                             ====            ===                  ====           ====


All mines are currently operating at capacity levels, with the exception of LTV Steel Mining, which is reducing production by .3 million tons to lower full year output to 7.2 million tons.

        During the third quarter of 1998, the Company repurchased 177,100 shares of its common stock at a total cost of $8.3 million. Since the inception of the stock repurchase program in 1995, 1,130,500 shares have been repurchased at a total cost of $46.7 million. At September 30, there were 11,148,453 shares outstanding.

FERROUS METALLICS ACTIVITIES

CLIFFS AND ASSOCIATES LIMITED ("CAL") -- Construction of the hot-briquetted iron
(HBI) project in Trinidad and Tobago with LTV Corporation and Lurgi AG has been progressing well and completion is expected by the end of the year. Operations planning and employee training activities are proceeding with the operating group preparing for commissioning and start-up in the first quarter of 1999. A training simulator is being utilized to prepare technicians to operate the plant under various conditions. The plant is projected to achieve its design capacity rate of 500,000 metric tons per year in mid-1999. Demand for and market prices of ferrous metallics products in North America continue to deteriorate in large part due to the availability of substantial quantities of low-priced imported pig iron.

NORTHSHORE "REDSMELT" PIG IRON PROJECT -- The Company continues to evaluate an investment in a plant at Cliffs' wholly-owned Northshore Mine in Minnesota that would produce 700,000 metric tons annually of a premium grade pig iron. While good progress has been made in a number of areas, uncertainty over state environmental permitting and market conditions has postponed a decision on whether or not to proceed with the project.

OUTLOOK

        Commenting on the business outlook, Cliffs' President and Chief Executive Officer John S. Brinzo said, "Steel production in the United States and Canada, which was fairly strong through the first half of 1998, took a sudden turn for the worse in the third quarter. Record levels of low-priced steel imports are wreaking havoc on the industry, adversely impacting order rates, capacity utilization rates, shipment volumes and profits of virtually every steelmaker in North America. Competition is fierce and steel prices have collapsed as producers fight to hold volume. Steel inventories have soared causing cutbacks in steel production."

        In late September, steel producers in the United States and Canada filed complaints against foreign competitors for unfair trade practices. While successful resolution of the filings should benefit the steelmakers in the long run, the outlook for the remainder of 1998 and some part of 1999 is for import penetration to continue at a relatively high level, causing steel demand to remain low and steel prices weak.

        Cliffs-managed mines are currently planning to start the year 1999 operating at capacity levels; however, production levels can be reduced during the year. It is anticipated that Cliffs' 1999 sales volume will be less than 1998 sales. Reflecting the difficult business environment, Cliffs and the mines are reviewing cost reduction initiatives.

        Mr. Brinzo added, "Given the state of the iron and steel business, Cliffs' strong financial position and emphasis on multi-year sales contracts with a diversified customer base is proving beneficial to all stakeholders. It should also be noted that Cliffs' earnings from royalties and management fees, which typically represent more than half of pre-tax earnings, are relatively stable over the business cycle. Our financial strength and unique profile of contractual earnings enable us to deal with adverse business conditions while we employ the Company's financial resources to build shareholder value. We remain focused on building a company that through business cycles delivers both superior performance and higher sustainable growth."

                                      * * *

        Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a substantial iron ore merchant, and is constructing a joint venture plant in Trinidad to produce high-quality iron briquettes.

        This news release contains forward-looking statements regarding iron ore production and sales volume which reflect forecasts of activity in the steel and iron ore industries. Actual production and sales volume could differ significantly from current expectations due to inherent risks such as lower steel and iron ore demand, higher steel imports, or other factors. This news release also contains a projection of the construction completion date and profitability of the Cliffs and Associates Limited project which could change due to inherent risks such as construction delays, process difficulties, product pricing, or other factors. Although the Company believes that the forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties which could cause actual results to differ materially.

Contacts:
Media:  David L. Gardner, (216) 694-5407
Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial
1-800-778-3888. News releases and other information on the Company are available on the Internet at http://www.businesswire.com/cnn/clf.htm.
                   ---------------------------------------



                                                  CLEVELAND-CLIFFS INC

                                            STATEMENT OF CONSOLIDATED INCOME


                                                                    Three Months                    Nine Months
                                                                   Ended Sept. 30                 Ended Sept. 30
                                                             ----------------------------   ----------------------------
(In Millions Except Per Share Amounts)                          1998            1997           1998            1997
--------------------------------------                       ------------   -------------   ------------    ------------

REVENUES
    Product sales and services                               $     158.1    $      133.1    $     328.5     $     256.3
    Royalties and management fees                                   15.5            13.7           36.8            34.4
                                                             ------------   -------------   ------------    ------------
       Total Operating Revenues                                    173.6           146.8          365.3           290.7
    Investment income (securities)                                   1.5             1.0            3.7             4.4
    Recovery of excess closedown provision                             -               -              -             4.3
    Other income                                                      .6             1.1            2.4             2.9
                                                             ------------   -------------   ------------    ------------
                                           TOTAL REVENUES          175.7           148.9          371.4           302.3

COSTS AND EXPENSES
    Cost of goods sold and operating expenses                      140.6           118.3          297.9           235.4
    Administrative, selling and general expenses                     3.4             5.4           13.0            12.6
    Interest expense                                                  .1              .5             .4             2.2
    Other expenses                                                   4.4             1.6            9.4             5.1
                                                             ------------   -------------   ------------    ------------
                                 TOTAL COSTS AND EXPENSES          148.5           125.8          320.7           255.3
                                                             ------------   -------------   ------------    ------------

INCOME BEFORE INCOME TAXES                                          27.2            23.1           50.7            47.0

INCOME TAXES
    Currently payable                                                4.1             8.0            7.6            11.3
    Deferred                                                         3.0            (6.0)           5.6            (1.3)
                                                             ------------   -------------   ------------    ------------
                                       TOTAL INCOME TAXES            7.1             2.0           13.2            10.0
                                                             ------------   -------------   ------------    ------------

NET INCOME                                                   $      20.1    $       21.1    $      37.5     $      37.0
                                                             ============   =============   ============    ============

NET INCOME PER COMMON SHARE
    Basic                                                    $      1.80    $       1.86    $      3.33     $      3.26
    Diluted                                                  $      1.78    $       1.85    $      3.30     $      3.24

AVERAGE NUMBER OF SHARES
    Basic                                                           11.2            11.4           11.3            11.4
    Diluted                                                         11.3            11.5           11.4            11.5



                                                   CLEVELAND-CLIFFS INC

                                           STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                     Three Months               Nine Months
                                                                    Ended Sept. 30            Ended Sept. 30
                                                                 ----------------------    ----------------------
(In Millions, Brackets Indicate Decrease in Cash)                  1998         1997         1998         1997
 -----------------------------------------------                 ----------   ---------    ---------    ---------
OPERATING ACTIVITIES
    Net income                                                   $   20.1     $   21.1     $  37.5      $   37.0
    Depreciation and amortization:
       Consolidated                                                   2.1          1.7         6.4           5.2
       Share of associated companies                                  3.1          3.1         9.4           9.1
    Decrease in Savage River closedown reserve                          -            -           -         (16.1)
    Provision for deferred income  taxes                              3.0          4.4         5.6           9.2
    Tax credit                                                          -         (5.6)          -          (5.6)
    Other                                                             (.6)         2.4        (2.9)          3.0
                                                                 ----------   ---------    ---------    ---------
        Total Before Changes in Operating Assets
           and Liabilities                                           27.7         27.1        56.0          41.8
    Changes in operating assets and liabilities                      46.3         24.2         3.6         (51.1)
                                                                 ----------   ---------    ---------    ---------
                  NET CASH FROM (USED BY) OPERATING ACTIVITIES       74.0         51.3        59.6          (9.3)

INVESTING ACTIVITIES
    Purchase of property, plant and equipment:
       Consolidated                                                 (12.7)        (3.5)      (18.8)        (11.0)
       Share of associated companies                                 (5.1)       (19.0)      (18.9)        (35.7)
       Purchase of Wabush interest                                      -            -           -         (15.0)
    Other                                                               -            -         1.3           4.8
                                                                 ----------   ---------    ---------    ---------
                       NET CASH (USED BY) INVESTING ACTIVITIES      (17.8)       (22.5)      (36.4)        (56.9)

FINANCING ACTIVITIES
    Dividends                                                        (4.1)        (3.7)      (12.1)        (11.1)
    Repurchases of Common Shares                                     (8.3)           -       (11.5)         (1.7)
                                                                 ----------   ---------    ---------    ---------
                       NET CASH (USED BY) FINANCING ACTIVITIES      (12.4)        (3.7)      (23.6)        (12.8)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 -          (.2)          -             -
                                                                 ----------   ---------    ---------    ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 $     43.8   $    24.9    $   (.4)     $  (79.0)
                                                                 ==========   =========    =========    =========





                                                   CLEVELAND-CLIFFS INC

                                       STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                                     (In Millions)
                                                                --------------------------------------------------------
                                                                 Sept. 30       June 30        Dec. 31       Sept. 30
                                   ASSETS                          1998           1998           1997          1997
                               ---------------                  ------------   -----------    -----------   ------------
CURRENT ASSETS
     Cash and cash equivalents                                  $     115.5    $     71.7     $    115.9    $      86.4
     Accounts receivable - net                                         68.9          73.2           73.4           71.8
     Inventories                                                       54.7          87.5           61.4           78.4
     Other                                                             15.0          16.6           15.1           14.5
                                                                ------------   -----------    -----------   ------------
                                        TOTAL CURRENT ASSETS          254.1         249.0          265.8          251.1

PROPERTIES - NET                                                      146.0         134.6          134.0          133.8

INVESTMENTS IN ASSOCIATED COMPANIES                                   225.8         225.9          218.3          209.4

OTHER ASSETS                                                           76.7          81.1           76.2           86.3
                                                                ------------   -----------    -----------   ------------

                                                TOTAL ASSETS    $     702.6    $    690.6     $    694.3    $     680.6
                                                                ============   ===========    ===========   ============

            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------

CURRENT LIABILITIES                                             $      87.0    $     78.0     $     91.8    $      90.2

LONG-TERM OBLIGATIONS                                                  70.0          70.0           70.0           70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                     69.8          69.8           70.1           70.4

OTHER LIABILITIES                                                      55.1          56.8           55.0           53.3

SHAREHOLDERS' EQUITY                                                  420.7         416.0          407.4          396.7
                                                                ------------   -----------    -----------   ------------

                  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $     702.6    $    690.6     $    694.3    $     680.6
                                                                ============   ===========    ===========   ============

---------------------------------------------------------------------------------------------------------------------------

Unaudited Financial Statements

    In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.


                                       7